UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

OH&R INVESTMENT PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

OH&R Investment Plan

Unaudited Financial Statements

December 31, 2010 and 2009, and

Year Ended December 31, 2010

OH&R Investment Plan

Statements of Net Assets Available for Benefits

(unaudited)

	December 31,
	2010	2009
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,780,361	$1,522,688

Total assets reflecting investments at fair value	1,780,361	1,522,688

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	6,983	22,471

Net assets available for benefits	$1,787,344	$1,545,159

See accompanying notes.

OH&R Investment Plan

Statement of Changes in Net Assets Available for Benefits

(unaudited)

Year Ended December 31, 2010

Additions
Investment income
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$283,489

Total additions	283,489

Deductions
Benefits paid directly to participants	40,518
Administrative expenses	786

Total deductions	41,304

Net increase	242,185

Net assets available for benefits:
Beginning of year	1,545,159

End of year	$1,787,344

See accompanying notes.

OH&R Investment Plan

Notes to Financial Statements

(unaudited)

December 31, 2010 and 2009, and

Year Ended December 31, 2010

1. Description of the Plan

The following description of the OH&R Investment Plan (the Plan) provides only general information. Participants should refer to the Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions.

General

OH&R Special Steels Company (the Company) was a subsidiary of Latrobe Steel Company, which was a subsidiary of The Timken Company (Timken). Effective December 8, 2006, The Timken Company sold Latrobe Steel Company. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, The Timken Company, the Plan Administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan, which covered full-time employees of the Marlborough division of Latrobe Steel Company (those formerly employed by Houghton & Richards Companies) and employees of the Vienna division of Latrobe Steel Company (those formerly employed by Ohio Alloy Steels, Inc.), collectively, OH&R. Full-time employees of the Company became eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants were able to elect to contribute up to 20% of his or her gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matched employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the next 3% of the participant’s gross earnings.

The Plan also provided for a “Core Contribution” by the Company for employees at the Vienna Division who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution was based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts ranged from 1.0% to 4.5%. For the employees of the Marlborough Division, the Plan provided for a “Base Contribution” determined as an allocation of 1% of the participant’s prior quarter’s earnings and was paid quarterly.

OH&R Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant was required to direct their contribution in 1% increments to any of the Plan’s fund options. The Matching Contributions and Base Contributions were invested in The Timken Company Common Stock Fund. Participants were not allowed to direct the investment of the Matching Contributions or Base Contributions made in Timken common shares until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement. Core Contributions were invested based on the participant’s investment election. Participants have access to their account information and the ability to make changes daily through an automated telecommunication system and through the Internet.

Participants were able to elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants were immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Vesting in the Core Contribution portion of their account plus actual earnings thereon occurred after completion of three years of service. Vesting of the Base Contribution portion of their account plus actual earnings thereon occurred over a period of three years with 50% vested after one year and an additional 25% in years two and three.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

OH&R Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

As a result of their termination of service to The Timken Company due to the sale of Latrobe Steel Company, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 1/2 after which time the lump-sum or installment distribution options would apply.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company.

OH&R Investment Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

The Trustee maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $25.94 and $12.99 at December 31, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.

OH&R Investment Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to participant notes receivable as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

OH&R Investment Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s assets are held in The Timken Company Master Trust (Master Trust), commingled with assets of other sponsored benefit plans of The Timken Company.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

At December 31, 2010 and 2009, The Timken Company Common Stock Fund consisted of 13,839,282 and 18,565,348 units, respectively, of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2010 and 2009 was 0.15% and 0.16% respectively.

The following tables present the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

			December 31, 2010
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$359,007,594	$—	$—	$—	$359,007,594	0.07%
Morgan Stanley Small Company Growth	—	15,390,870	—	—	15,390,870	0.00%
American Funds EuroPacific Growth	—	87,015,017	—	—	87,015,017	0.05%
American Funds Growth Fund of America	—	72,503,692	—	—	72,503,692	0.38%
American Funds Washington Mutual	—	13,842,649	—	—	13,842,649	0.00%
American Beacon Small Cap Value	—	20,557,770	—	—	20,557,770	0.03%
Vanguard Target Retirement Income	—	8,276,245	—	—	8,276,245	0.00%
Vanguard Target Retirement 2005	—	8,449,741	—	—	8,449,741	0.00%
Vanguard Target Retirement 2015	—	59,391,774	—	—	59,391,774	0.42%
Vanguard Target Retirement 2025	—	26,852,983	—	—	26,852,983	0.00%
Vanguard Target Retirement 2035	—	28,901,726	—	—	28,901,726	0.02%
Vanguard Target Retirement 2045	—	11,017,836		—	11,017,836	0.00%
JPMorgan S&P 500 Index	—	—	155,476,744	—	155,476,744	0.22%
JPMorgan Core Bond	—	—	90,402,233	—	90,402,233	0.20%
SSgA Russell 2000-A Index	—	—	43,163,523	—	43,163,523	0.08%

	$359,007,594	$352,200,303	$289,042,500	$—	$1,000,250,397

JPMorgan Stable Value	$—	$—	$—	$172,580,987	$172,580,987
Adjustments from fair value to contract value	—	—	—	3,152,367	3,152,367

	$—	$—	$—	$175,733,354	$175,733,354	0.22%

Net Assets of Master Trust	$359,007,594	$352,200,303	$289,042,500	$175,733,354	$1,175,983,751	0.15%

OH&R Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

			December 31, 2009
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$241,078,465	$—	$—	$—	$241,078,465	0.07%
Morgan Stanley Small Company Growth	—	12,243,603	—	—	12,243,603	0.00%
American Funds EuroPacific Growth	—	74,317,577	—	—	74,317,577	0.06%
American Funds Growth Fund of America	—	67,537,569	—	—	67,537,569	0.38%
American Funds Washington Mutual	—	11,215,596	—	—	11,215,596	0.00%
American Beacon Small Cap Value	—	13,699,725	—	—	13,699,725	0.04%
Vanguard Target Retirement Income	—	5,531,329	—	—	5,531,329	0.00%
Vanguard Target Retirement 2005	—	7,056,661	—	—	7,056,661	0.00%
Vanguard Target Retirement 2015	—	50,484,452	—	—	50,484,452	0.44%
Vanguard Target Retirement 2025	—	18,053,441	—	—	18,053,441	0.00%
Vanguard Target Retirement 2035	—	27,730,864	—	—	27,730,864	0.02%
Vanguard Target Retirement 2045	—	9,407,644	—	—	9,407,644	0.00%
JPMorgan S&P 500 Index	—	—	139,647,844	—	139,647,844	0.22%
JPMorgan Core Bond	—	—	66,002,400	—	66,002,400	0.20%
SSgA Russell 2000-A Index	—	—	29,479,093	—	29,479,093	0.10%

	$241,078,465	$297,278,461	$235,129,337	$—	$773,486,263

JPMorgan Stable Value	$—	$—	$—	$154,903,737	$154,903,737
Adjustments from fair value to contract value	—	—	—	9,702,374	9,702,374

	$—	$—	$—	$164,606,111	$164,606,111	0.23%

Net Assets of Master Trust	$241,078,465	$297,278,461	$235,129,337	$164,606,111	$938,092,374	0.16%

Investment income for the Master Trust is as follows:

Year Ended December 31, 2010
Net appreciation in fair value of investments
The Timken Company Common Stock Fund	$212,383,745
Registered investment companies	33,116,620
Common collective funds	34,413,623

279,913,988
Net appreciation in investment contracts	1,871,657
Interest and dividends	10,836,406

Total Master Trust	$292,622,051

OH&R Investment Plan

Notes to Financial Statements (continued)

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

OH&R Investment Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$359,007,594	$—	$359,007,594	$—
Registered Investment Companies
Morgan Stanley Small Company Growth	15,390,870	15,390,870	—	—
American Funds EuroPacific Growth	87,015,017	87,015,017	—	—
American Funds Growth Fund of America	72,503,692	72,503,692	—	—
American Funds Washington Mutual	13,842,649	13,842,649	—	—
American Beacon Small Cap Value	20,557,770	20,557,770	—	—
Vanguard Target Retirement Income	8,276,245	8,276,245	—	—
Vanguard Target Retirement 2005	8,449,741	8,449,741	—	—
Vanguard Target Retirement 2015	59,391,774	59,391,774	—	—
Vanguard Target Retirement 2025	26,852,983	26,852,983	—	—
Vanguard Target Retirement 2035	28,901,726	28,901,726	—	—
Vanguard Target Retirement 2045	11,017,836	11,017,836	—	—
Common Collective Funds
JPMorgan S&P 500 Index	155,476,744	—	155,476,744	—
JPMorgan Core Bond	90,402,233	—	90,402,233	—
SSgA Russell 2000-A Index	43,163,523	—	43,163,523	—
Investment Contracts				—
JPMorgan Stable Value	172,580,987	—	—	172,580,987

Total assets	$1,172,831,384	$352,200,303	$648,050,094	$172,580,987

OH&R Investment Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered Investment Companies
Morgan Stanley Small Company Growth	$12,243,603	12,243,603	—	—
American Funds EuroPacific Growth	$74,317,577	74,317,577	—	—
American Funds Growth Fund of America	$67,537,569	67,537,569	—	—
American Funds Washington Mutual	$11,215,596	11,215,596	—	—
American Beacon Small Cap Value	$13,699,725	13,699,725	—	—
Vanguard Target Retirement Income	$5,531,329	5,531,329	—	—
Vanguard Target Retirement 2005	$7,056,661	7,056,661	—	—
Vanguard Target Retirement 2015	$50,484,452	50,484,452	—	—
Vanguard Target Retirement 2025	$18,053,441	18,053,441	—	—
Vanguard Target Retirement 2035	$27,730,864	27,730,864	—	—
Vanguard Target Retirement 2045	$9,407,644	9,407,644	—	—
Common Collective Funds
JPMorgan S&P 500 Index	$139,647,844	—	139,647,844	—
JPMorgan Core Bond	$66,002,400	—	66,002,400	—
SSgA Russell 2000-A Index	$29,479,093	—	29,479,093	—
Investment Contracts				—
JPMorgan Stable Value	$154,903,737	—	—	154,903,737

Total assets	$928,390,000	$297,278,461	$476,207,802	$154,903,737

OH&R Investment Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JP Morgan S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The JP Morgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The SSgA Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

Investment contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 - Investment Contracts for further discussion on investment contracts.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

Investment Contracts at Fair Value:

Balance, beginning of year	$154,903,737
Unrealized gains	17,677,250

Balance, end of year	$172,580,987

OH&R Investment Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2010	2009
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$256,599	$161,842

		Year Ended December 31, 2010
Change in net assets:
Net appreciation in fair value of investments		$147,531
Dividends		3,275
Benefits paid directly to participants		(10,109)
Expenses		(231)
Transfers to participant directed accounts		(45,709)

		$94,757

6. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

OH&R Investment Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2010	2009
Based on actual earnings	3.0%	4.2%
Based on interest rate credited to participants	2.0%	2.2%

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$1,787,344	$1,545,159
Adjustment from contract value to fair value for full benefit-responsive investment contracts	(6,983)	(22,471)

Net assets available for benefits per the Form 5500	$1,780,361	$1,522,688

OH&R Investment Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$283,489
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	22,471
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(6,983)

Total income per the Form 5500	$298,977

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take the necessary steps, if any, to maintain compliance with the Code.

OH&R Investment Plan

Notes to Financial Statements (continued)

9. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2010:

	Shares	Dollars
Purchased	1,550,290	$27,644,148
Issued to participants for payment of benefits	232,604	2,667,563

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OH&R INVESTMENT PLAN

Date: June 28, 2011	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary